

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 26, 2009

Paul T. Frampton
Chief Financial Officer and Treasurer
ForeverGreen Worldwide Corporation
972 North 1430 West
Orem, UT 84057

   Re: **ForeverGreen Worldwide Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Filed April 7, 2008
      File No. 0-26973

Dear Mr. Frampton:

  We have completed our review of your 2007 Form 10-K, and related amendments, and do not, at this time, have any further comments.

          Sincerely,

          Jill S. Davis
          Branch Chief